UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   4)*

GRIFFIN INDUSTRIAL REALTY, INC.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

398231 10 0

(CUSIP Number)

Frederick M. Danziger

641 Lexington Avenue

New York, New York 10022 (212) 218-7910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Voluntary Update

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1 (b) (3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman, Jr.

2.	Check the Appropriate Box If a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,225

	8.	Shared Voting Power 850,199

	9.	Sole Dispositive Power 69,225

	10.	Shared Dispositive Power 850,199

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.3

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elissa F. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,850

	8.	Shared Voting Power 310,599

	9.	Sole Dispositive Power 14,850

	10.	Shared Dispositive Power 310,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan R. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,160

	8.	Shared Voting Power 767,361

	9.	Sole Dispositive Power 48,160

	10.	Shared Dispositive Power 767,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lucy C. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,286

	8.	Shared Voting Power 513,817

	9.	Sole Dispositive Power 93,286

	10.	Shared Dispositive Power 513,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.9

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick M. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,534

	8.	Shared Voting Power 204,755

	9.	Sole Dispositive Power 103,534

	10.	Shared Dispositive Power 204,755

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons David M. Danziger

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,402

	8.	Shared Voting Power 448,257

	9.	Sole Dispositive Power 59,402

	10.	Shared Dispositive Power 448,257

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.2

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Carolyn S. Fabrici

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 116,037

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 116,037

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons John L. Ernst

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,349

	8.	Shared Voting Power 373,606

	9.	Sole Dispositive Power 7,349

	10.	Shared Dispositive Power 373,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Margot P. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexandra Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,748

	8.	Shared Voting Power 92,680

	9.	Sole Dispositive Power 1,748

	10.	Shared Dispositive Power 92,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) less than 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B. Bros. Realty LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 233,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 233,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.7

14.	Type of Reporting Person (See Instructions) LLC

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew L. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,650

	8.	Shared Voting Power 3,526

	9.	Sole Dispositive Power 1,650

	10.	Shared Dispositive Power 3,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) less than 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rebecca D. Gamzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,550

	8.	Shared Voting Power 415,733

	9.	Sole Dispositive Power 10,550

	10.	Shared Dispositive Power 415,733

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,259

	8.	Shared Voting Power 310,599

	9.	Sole Dispositive Power 11,259

	10.	Shared Dispositive Power 310,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,259

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Carolyn B. Sicher

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,422

	8.	Shared Voting Power 322,607

	9.	Sole Dispositive Power 21,422

	10.	Shared Dispositive Power 322,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Samuel B. Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,594

	8.	Shared Voting Power 310,599

	9.	Sole Dispositive Power 13,594

	10.	Shared Dispositive Power 310,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Jessica P. Kerns

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250

	8.	Shared Voting Power 43,884

	9.	Sole Dispositive Power 1,250

	10.	Shared Dispositive Power 43,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) less than 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Georgina Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,550

	8.	Shared Voting Power 330,599

	9.	Sole Dispositive Power 9,550

	10.	Shared Dispositive Power 330,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Michael S. Gamzon

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,656

	8.	Shared Voting Power 50,000

	9.	Sole Dispositive Power 93,656

	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.9

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons John J. Kirby

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,730

	8.	Shared Voting Power 157,493

	9.	Sole Dispositive Power 4,730

	10.	Shared Dispositive Power 157,493

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Sheena S. Danziger

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 50,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 50,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Richard M. Danziger

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 90,900

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 90,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D ITEMS

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on September 23, 1999 with the Securities and Exchange Commission (the “Original Schedule 13D” and, as further amended and supplemented by Amendment Nos. 1, 2 and 3 to the Original Schedule 13D, the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of the Issuer.  Capitalized terms not defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Amendment amends and restates Item 1 of the Schedule 13D in its entirety as set forth below:

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Griffin Industrial Realty, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 641 Lexington Avenue, New York, New York 11022.

The purpose of this Amendment No. 4 is to report the acquisitions and dispositions of shares of Common Stock by Reporting Persons after February 15, 2012, the date of Amendment No. 3 (as described in Item 4), to update changes of trustees since Amendment No. 3, including those resulting from the deaths of Edgar and Louise Cullman and to update Insert 1.

Item 2. Identity and Background

This Amendment amends and restates Item 2 of the Schedule 13D in its entirety as set forth below:

See Insert 1 attached hereto.

None of the persons filing this Schedule (the “Reporting Persons”) has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases reported in this Amendment were funded with cash held in trusts or individual accounts that made the purchases, as applicable. The aggregate purchase price of the purchases by, or for the benefit of, Lucy C. Danziger was $1,672,189 for 52,969 shares.  The aggregate purchase price of the purchases by trusts for the benefit of Frederick M. Danziger was $47,700 for 1,500 shares. The aggregate purchase price of the purchases by Michael S. Gamzon was $128,220 for 5,000 shares. The aggregate purchase price of the purchases by John J. Kirby, Jr. was $26,510 for the 1,000 shares.

Item 4. Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

The transactions reported in this Amendment No. 4 reflect gifts of an aggregate of 129,612 shares to charities by Edgar M. Cullman, Jr., Edgar M. Cullman III and Susan R. Cullman, gifts of 40,000 shares by Frederick M. Danziger to trusts, gifts of 20,000 shares by Edgar M. Cullman, Jr. to a trust, gifts by David M. Danziger to his children, who are parties to this filing, of 5,580 shares and a gift of 1,600 shares by the Samuel J. Bloomingdale Foundation.  In addition, there were numerous changes in the trustees of trusts that are parties to this filing, and there were transfers effected as a result of the deaths of Edgar M. Cullman and Louise B. Cullman.

The purpose of the acquisitions of the Issuer’s Common Stock reported in the Schedule 13D is to hold such shares for investment purposes. The acquisition of Common Stock is unrelated to any plans or proposals of the kind specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Michael S. Gamzon, a Reporting Person, is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors; Frederick M. Danziger, a Reporting Person, is the Executive Chairman of the Board of Directors of the Issuer; and Edgar M. Cullman, Jr., a Reporting Person, is a member of the Board of Directors of the Issuer.  As such, the aforementioned individuals intend to participate in and actively influence the affairs of the Issuer and may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases.  In the ordinary course of their duties as an executive officer and/or director of the Issuer, as applicable, the Reporting Persons have and expect in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D with the Issuer.

The Reporting Persons may dispose of a portion of their respective interests in the Issuer through public or private sales, transfers to trusts with which the Reporting Persons may or may not serve as a trustee, or by gift or donation to family members, charitable organizations or third parties.  Except as previously disclosed by the Issuer in its reports pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have no current plans or proposals related to, or which they believe would result in, any of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

See Insert 1 hereto and cover pages.

Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert 1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., and Louise B. and Edgar M. Cullman Foundation, Inc. (collectively, the “Foundations”) referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty LLC are shown as beneficially owned for voting and dispositive purposes by both Managers of that LLC and also by the company itself.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer’s Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer’s Common Stock.

Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer’s Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7. Material to the Filed as Exhibits

A copy of the Joint Filing Agreement executed by the Reporting Persons, including powers of attorney, is attached hereto as Exhibit 1 to Schedule 13D.

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: 4/27/2017

Susan R. Cullman*
Susan R. Cullman, individually, as
Custodian and as Trustee of the Trusts
of which she is a Trustee as indicated
on Insert 1 hereto and as executor of
Estate of Edgar M. Cullman

Edgar M. Cullman, Jr.*
Edgar M. Cullman, Jr., individually, as
Custodian and as Trustee of the Trusts
of which he is a Trustee as indicated
on Insert 1 hereto and as executor of
Estate of Edgar M. Cullman

Lucy C. Danziger*
Lucy C. Danziger, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto and
as executor of Estate of Edgar M. Cullman

John L. Ernst*
John L. Ernst, individually and as
Trustee of the Trusts of which he is a
Trustee, and as Guardian,
all as indicated on Insert 1 hereto

Carolyn S. Fabrici*
Carolyn S. Fabrici, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

/s/ Frederick M. Danziger
Frederick M. Danziger, individually and
as Trustee of the Trusts of which he is
a Trustee as indicated on Insert 1
hereto

Elissa F. Cullman*
Elissa F. Cullman, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

Rebecca D. Gamzon*
Rebecca D. Gamzon, individually
formerly Rebecca B. Danziger as custodian for minor childern Andrew Gamzon and Sarah Gamzon

Matthew L. Ernst*
Matthew L. Ernst, individually, as custodian for minor children Jonah Ernst and Odessa Ernst

B. BROS. REALTY LLC

By	John L. Ernst*
John L. Ernst,
Co Managing Member

Margot P. Ernst*
Margot P. Ernst, not individually but
as Trustee of the Trusts of which she
is a Trustee as indicated on Insert 1
hereto

Alexandra Ernst*
Alexandra Ernst, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto as custodian of minor children Cooper Siegel and Shepard Siegel

David M. Danziger*
David M. Danziger, individually, as custodian for minor children Sameena Danziger and Sunaina Danziger

Edgar M. Cullman III*
Edgar M. Cullman III

Caroline B. Sicher*
Caroline B. Sicher, individually, Trustee for Trusts which she is a beneficiary

By:	/s/ Frederick M. Danziger
Frederick M. Danziger
Attorney-in-Fact

Samuel Cullman*
Samuel Cullman, individually

Jessica P Kerns*
Jessica P Kerns, individually and as
Trustee of Trusts which she is a Trustee

Georgina Cullman*
Georgina Cullman, individually

Michael Gamzon*
Michael Gamzon, individually as custodian for minor children Andrew Gamzon and Sarah Gamzon and as
Trustee of Trusts which he is a
Trustee indicated on Insert 1.

Sheena Danziger*
Sheena Danziger as custodian for minor children Sameena Danziger and Sunaina, Danziger and as
Trustee of Trusts which she is a
Trustee as indicated on Insert 1

John J. Kirby*
Individually and as Trustee of the
Trusts of which he is a
Trustee as indicated on Insert 1 hereto.

Richard M. Danziger*
Trust of which he is a
Trustee as indicated on Insert 1 hereto.

* Signed by Frederick M. Danziger under Joint Filing Agreement.

Griffin Industrial Realty, Inc.
Schedule 13D	Insert 1—Item 2.
Amendment #4

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
					0	0

1.	Edgar M. Cullman, Jr. (“EMC, Jr.”)	770 Park Avenue New York, N.Y. 10021	Co Managing Member Culbro, LLC 880 Third Ave New York, N.Y.	(108,553)	67,313	1.35

2.	Elissa F. Cullman (“EFC”)	770 Park Avenue New York, New York 10021	Interior Decorator		14,850.30

3.	Louise B. Cullman (“LBC”) Deceased		Housewife	(18,410)	0	0

4.	Susan R. Cullman (“SRC”)	88 Saddle Rock Road Stamford, CT 06902	Housewife	(32,824)	48,160.96

5.	Lucy C. Danziger (“LCD”)	2 E. 73rd St. New York, N.Y.	Housewife	3,000	63,322	1.27

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
6.	Frederick M. Danziger (“FMD”)	2 E. 73rd St. New York, N.Y. 10021	Griffin Industrial Realty, Inc. Executive Chairman 641 Lexington Avenue 26th Floor New York, New York	(40,000)	63,534	1.27

7.	David M. Danziger (“DMD”)	115 Central Park West NY, NY 10023	GCL 820 LLC 880 Third Ave 10622 New York, New York	(5,580)	23,577.47

8.	Rebecca D. Gamzon (“RDG”)	1165 Park Ave Apt 15A N.Y., N.Y. 10128	Housewife		10,550.21

9.	John L. Ernst (“JLE”)	860 U.N. Towers New York, N.Y. 10017	Chairman & President Bloomingdale Properties, Inc.* (Investments) 641 Lexington Avenue New York, N.Y.		4,670.09

10.	Alexandra Ernst (“AE”)	412 Trout Run Arlington, VT 05250	Writer		1,548.03

11.	LCD, EMC, Jr. and SRC, Trustees u/w/o Joseph F. Cullman, Jr.* f/b/o/: EMC			(76,448)	0	0

12.	Carolyn S. Fabrici (“CSF”)	10195 East Happy Valley Road Scottsdale, AZ 85255	Housewife		0	0

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Commn
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Sto
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
13.	AE f/b/o: Cooper S. Siegel a minor				200.004

14.	Carolyn B. Sicher, (“CBS”)	177 E. 77th St. Apt. 4C New York, N.Y. 10021	Housewife		21,422.43

15.	LCD Trustee u/i/o LBC (12/16/43)* f/b/o: LCD				29,964.60

16.	SRC, CBS, EMC, Jr., John J. Kirby (“JJK”) Trustees u/i/o Samuel J. Bloomingdale (“SJB”) and Rita G. Bloomingdale (“RGB”) (1/10/50)* f/b/o: SRC				50,880	1.02

17.	SRC, EMC, Jr., CBS and JJK Trustees u/i/o EMC and LBC (3/21/50)* f/b/o: SRC				18,714.37

18.	DMD, RDG and LCD Trustees u/i/o SJB (12/21/50)* f/b/o: LCD				29,192.58

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
19.	EMC, Jr., EFC, SBC, GDC and EMC III Trustees u/i/o SJB (12/21/50)* f/b/o: EMC, Jr.				25,006.50

20.	SRC, EMC, Jr.,CBS and JJK Trustees u/i/o SJB (12/21/50)* f/b/o: SRC				26,000.52

21.	LCD, DMD and RDG Trustees u/i/o RGB (12/21/50)* f/b/o: LCD				5,418.11

22.	EMC, Jr., EFC, SBS, GDC and EMC III Trustees u/i/o RGB (12/21/50)* f/b/o: EMC, Jr.				9,974.20

23.	SRC, EMC Jr., CBS and JJK Trustees u/i/o RGB (12/21/50)* f/b/o: SRC				11,840.24

24.	LCD, DMD and RDG Trustees u/i/o RGB (6/14/51)* f/b/o: LCD			35,000	88,818	1.78

25.	EMC, Jr., EFC, SBC, GDC and EMC III Trustees u/i/o RGB (6/14/51)* f/b/o: EMC, Jr.				40,190.80

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
26.	EMC, Jr., CBS, JJK and SRC Trustees u/i/o RGB (6/14/51)* f/b/o: SRC				40,090.80

27.	Margot P. Ernst (“MPE”), AE and JLE, Trustees u/i/o Susan B. Ernst (“SBE”) (4/9/52)* f/b/o: Descendants of JLE				4,364.09

28.	JLE, AE and CSF, Trustees u/i/o SBE (4/9/52)* f/b/o: Descendants of CSF				3,844.08

29(a).	EFC, EMC, Jr., EMC III, SBC and GDC Trustees u/i/o LBC (1/6/53)* f/b/o:Desc of EMC Jr.				38,976.78

29(b).	DMD, RDG, LCD and FMD Trustees u/i/o LBC (1/6/53) Descendants of LCD				10,400.21

29(c).	EMC, Jr., SRC and CBS Trustees u/i/o LBC (1/6/53) Descendants of SRC				26,284.53

30.	MPE, AE and JLE, Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of JLE				2,580.06

31.	JLE, AE and CSF Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of CSF				11,701.23

			(3)
			Present principal
			occupation or
			employment
			and the name, principal
			business and address of	Number of	Total number of
			any	shares	shares of the
			corporation or other	of Issuer’s	Issuer’s
			organization in which	Common Stock	Common
(1)		(2)	such	acquired or	Stock ($1 par	Percentage of
Name		Residence	employment is	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	conducted.	2/15/2012	the date hereof	Common Stock.
And 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
32(a).	LCD, DMD and RDG Trustees u/i/o LBC (6/30/54)* f/b/o: Descendants of LCD				25,944.52

32(b).	EMC, Jr., EFC, EMC III, SBC and GDC Trustees u/i/o LBC (6/30/54) Descendants of EMC, Jr.				49,502.99

32(c).	SRC, EMC Jr. and CBS, Trustees u/i/o LBC (6/30/54) Descendants of SRC				35,878.72

33.	CSF, AE and JLE, Trustees u/i/o SJB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

34.	CSF, AE and JLE Trustees u/i/o RGB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

35(a).	LCD, DMD and RDG Trustees u/i/o EMC (3/23/55)* f/b/o/: Descendants of LCD				10,830.22

35(b).	EMC Jr., EFC, EMC III, SBC and GDC Trustees Descendants of EMC, Jr.				15,408.31

35(c).	SRC, EMC, Jr. and CBS Trustees u/i/o EMC (3/23/55) Descendants of SRC				14,200.28

36(a).	LCD, DMD and RDG Trustees u/i/o LBC (3/23/55)* Descendants of LCD				7,000.14

36(b).	EMC, Jr., EFC, EMC III, SBC and GDC Trustees u/i/o LBC (3/23/55) Descendants of EMC, Jr.				12,124.24

36(c).	EMC, Jr., SRC and CBS Trustees u/i/o LBC (3/23/55) Descendants of SRC				13,600.27

37.	LCD, DMD and RDG Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of LCD				24,400.49

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
38.	EFC, EMC III, SBC, GDC and EMC, Jr. Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of EMC, Jr.				34,250.68

39.	EMC, Jr., CBS and SRC Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of SRC				37,962.76

40.	MPE, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of JLE				3,194.06

41.	MLE, CSF, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of CSF				3,526.07

42.	SRC, EMC, Jr. and LCD, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of LCD				19,228.38

43.	SRC, LCD and EMC, Jr. Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of EMC, Jr.				20,332.41

44.	EMC, Jr., SRC and CBS Trustee u/w/o RGB (2/29/56)* f/b/o: Descendants of SRC				17,190.34

				(3)
				Present principal
				occupation or
				employment
				and the name, principal	Number of	Total number of
				business and address of	shares	shares of the
				any	of Issuer’s	Issuer’s
				corporation or other	Common Stock	Common
(1)			(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name			Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)			Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)			(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
45.	JPK, CSF, AE and JLE, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of JLE					39,138.78

46.	JLE and CSF Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of CSF					39,138.78

47.	Samuel J. Bloomingdale Foundation, Inc.* SRC, EMC. Jr. Treas. & Dir, LCD, Secretary	C	haritable Foundation		(1,600)	18,042.36

48.	Estate of Edgar M. Cullman EMC Jr., LCD and SRC Executors				(21,138)	0

49.	LCD, SRC and EMC, Jr., Trustees u/w/o F.W. Cullman (7/23/59)* f/b/o: LCD EMC, Jr. SRC					17,420 13,770 20,014	.35 .28 .40

50.	LCD, DMD and FMD, Trustees u/i/o SJB (4/15/66)* f/b/o: DMD					12,524.25

(3)
Present principal
occupation or employment
			and the name, principal	Number of shares	Total number of
			business and address of	of Issuer’s	shares of the
			any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
51.	FMD, LCD, RDG and DMD u/i/o EMC (12/26/72)* f/b/o: LCD and DMD LCD and RDG				17,800 18,000	.36 .36

52.	LCD, FMD, DMD and RDG Trustees u/i/o EMC (12/23/76)* f/b/o: DMD RDG				16,000 16,200	.32 .32

53.	FMD, DMD and RDG Trustees u/i/o LCD (12/25/76)* f/b/o: DMD RDG				3,200 3,200	.06 .06

54.	Richard M. Danziger (“RMD”), DMD, RDG and FMD, Trustees u/i/o LCD (12/24/69)* f/b/o: RDG				22,800.46

55.	MPE, AE and JLE, Trustees u/i/o RGB (6/14/51)* f/b/o: JLE				3,081.06

56.	EMC, Jr., EFC, EMC III, SBC, GDC Trustees, u/i/o EMC, Jr. (12/25/76)* f/b/o: EMC III SBC				7,200 7,200	.14 .14

			(3)
			Present principal
			occupation or employment
			and the name, principal	Number of shares	Total number of
			business and address of	of Issuer’s	shares of the
			any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15//2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
57.	EMC, Jr., EFC, EMC III SBC and GDC Trustees, u/i/o EMC (12/23/76)* f/b/o: EMC III SBC				20,400 20,400	.41 .41

58.	EMC, Jr., EFC, EMC III, SBC and GDC Trustees u/i/o EMC (12/23/76)* f/b/o GDC				20,000.40

59.	EMC, Jr., and CBS, Trustees, u/i/o SRC (12/25/76)* f/b/o: CBS				14,000.28

60.	EMC, Jr., CBS and SRC, Trustees u/i/o EMC (12/23/76)* f/b/o: CBS				16,000.32

61.	FMD and R.M. Danziger (“RMD”) Trustees u/i/o Elsie B. Paskus* f/b/o: R.M. Danziger				3,000.06

62.	FMD and RMD Trustees u/i/o Elsie B. Paskus* f/b/o: FMD			1,000	34,600.69

63.	B. Bros. LLC JLE, Co Managing Member SRC, Co Managing Member				233,792	4.68

			(3)
			Present principal
			occupation or employment
			and the name, principal	Number of	Total number of
			business and address of	shares	shares of the
			any	of Issuer’s	Issuer’s
			corporation or other	Common Stock	Common
(1)		(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name		Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
64.	EMC, Jr. and SRC Executors of the Estate of Justus Heijmans*				202.004

65.	JLE, MPE and AE, Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RBG (11/27/31)* f/b/o: Descendants of JLE				7,458.15

66.	JLE, EMC, Jr. and Roger Bloom (“RB”) Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RGB (11/27/31)* f/b/o: Descendants of CSF				2,000.04

67.	Matthew L. Ernst	284 Jefferson Avenue Brooklyn, N.Y. 11216	Screenwriter		1,250.02

68.	JLE, CSF and Benjamin C. Stewart (“BCS”) Trustees u/c/o/w Richard C. Ernst, (6/19/84)* f/b/o: Benjamin C. Stewart				5,996.12

			(3)
			Present principal
			occupation or
			employment
			and the name, principal	Number of	Total number of
			business and address of	shares	shares of the
			any	of Issuer’s	Issuer’s
			corporation or other	Common Stock	Common
(1)		(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name		Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
69.	Jessica P. Kerns (“JPK”)	241 Fifth Ave Unit #3B New York, N.Y. 10016	Medical Doctor		1,250.02

70.	Charitable Trust created by Justus Heijmans,* SRC and EMC, Jr., Trustees			(200)	0	0

71.	JLE, MPE and AE, Trustees u/i/o RGB (12/21/50)* f/b/o: JLE				1,100.02

72.	JLE, as Guardian f/b/o: DPE				2,679.05

73.	JLE, RB, JPK, CSF and AE, Trustees u/c/w/o RGB (2/29/56)* f/b/o: Descendants of JLE				4,746.09

74.	Chase Bank and LBC Trustees u/i/o RGB (11/27/31)* f/b/o: LBC			(30,000)	0	0

75.	Louise B. & Edgar M. Cullman Foundation, Inc.* SRC, President| Chairman of the Board EMC, Jr., Treasurer LCD, Secretary	Charitable Foundation			105,740	2.11

76.	Edgar M. Cullman, III (EMC,III)	27 Great Jones St. Apt 3W New York, N.Y. 10012	Producer	(7,535)	11,259.23

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15//2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
77.	Samuel B. Cullman	304 Union Street Brooklyn, N.Y. 11231	Film Director		13,594.27

78.	FMD and RMD Trustees u/w/o Elsie B. Paskus* f/b/o FMD Family			500	30,500.61

79.	MSG f/b/o Andrew Gamzon a minor (“AG”)				17,251.34

80.	MSG f/b/o Sarah Gamzon a minor (“SG”)				13,905.28

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
81.	David M. Danziger f/b/o Sunaina Danziger a minor (“SLD”)			2,790	14,274.29
						.29
82.	David M. Danziger f/b/o Sameena Danziger a minor (“SJD”)			2,790	14,274

83.	Matthew Ernst f/b/o Jonah Ernst a minor				200.004

84.	Matthew Ernst f/b/o Odessa Ernst a minor				200.004

85.	Georgina Cullman (“GDC”)	410 W. 24th St. Apt. 19a New York, N.Y. 10011	Environmental Curator		9,550.19

86.	SJD 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and Sheena Danziger Trustees			10,000	25,000.50

87.	SLD 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and Sheena Danziger Trustees			10,000	25,000.50

88.	AG, 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and MSG Trustees			10,000	25,000.50

89.	SG, 2011 Trust dtd 2/9/11, FMD as donor DMD, RDG and MSG Trustees			10,000	25,000.50

			(3)
			Present principal
			occupation or employment
			and the name, principal	Number of	Total number of
			business and address of	shares	shares of the
			any	of Issuer’s	Issuer’s
			corporation or other	Common Stock	Common
(1)		(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name		Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
90.	LCD, EMC, Jr. and SRC Executors Estate of LBC*			39,548	39,548.79

91.	Michael S. Gamzon (“MSG”)	Griffin Industrial Realty, Inc. President, Chief Executive Officer and Director 641 Lexington Avenue 26th floor New York, NY		5,000	5,000.10

92.	DMD and GDC Trustees u/i/o EMC, Jr. 12/3/12* f/b/o:GDC			20,000	20,000.40

93.	LCD, SRC and EMC, Jr. Trustees u/w/o Joseph R. Cullman, Jr.* f/b/o LCD			33,484	33,484.67

94.	LCD, SRC and EMC, Jr. Trustees u/w/o/Joseph R. Cullman, Jr.* ,f/b/o EMC, Jr.			25,482	25,482.51

			(3)
			Present principal
			occupation or employment
			and the name, principal	Number of	Total number of
			business and address of	shares	shares of the
			any	of Issuer’s	Issuer’s
			corporation or other	Common Stock	Common
(1)		(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name		Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
95.	LCD, SRC and EMC, Jr. Trustees u/w/o Joseph R. Cullman, Jr.* f/b/o SRC			25,482	25,482.51

96.	FMD, LCD, DMD and RDG Trustees under Article 7th of Will of LBC* f/b/o LCD, DMD and Descendants			8,265	8,265.17

97.	FMD, LCD, DMD and RDG Trustees under Article 7th of Will of LBC* f/b/o LCD, RDG and Descendants			8,266	8,266.17

98.	EMC, Jr., EFC, EMC III SBC and GDC Trustees under Article 7th of Will of LBC* f/b/o EMC, Jr. and EMC III and Descendants			3,323	3,323.07

99.	EMC, Jr., EFC, EMC III SBC and GDC Trustees under Article 7th of Will of LBC* f/b/o EMC, Jr. , SBC and Descendants,			3,323	3,323.07

			(3)
			Present principal
			occupation or employment
			and the name, principal	Number of	Total number of
			business and address of	shares	shares of the
			any	of Issuer’s	Issuer’s
			corporation or other	Common Stock	Common
(1)		(2)	organization in which	acquired or	Stock ($1 par	Percentage of
Name		Residence	such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	2/15/2012	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
100..	EMC, Jr., EFC, EMC III SBC and GDC Trustees under Article 7th of Will of LBC* f/b/o EMC, Jr., GDC and Descendants			3,323	3,323.07

101.	SRC, CBS and JJK Trustees under Article 7th* f/b/o SRC			9,969	9,969.20

102.	John J. Kirby	88 Saddle Rock Road Stamford, CT 06902	Retired Attorney	1,000	1,000.02

				(70,743)	2,326,709	46.53

* Unless otherwise indicated, the address of each person, trust or charitable foundation is 641 Lexington Avenue, New York, NY 10022.